SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three-year period ending December 31, 2004.

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of the Public Utility Holding Company Act of 1935, as Amended ("PUHCA"), and Rule 71 thereunder by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates only Routine Expenses as Specified in Rule 71(b)

1. Name and business address of person filing statement.

     Slover & Loftus, 1224 17th Street NW, Washington, DC
     20036-3081.

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule 71.

     Donald G Avery, Robert D Rosenberg, Andrew B Kolesar III, and other attorneys at Slover & Loftus.

3. Registered holding company and subsidiary companies by which the undersigned is regularly employed or retained.

     Kansas City Power & Light Company

4. Position or relationship in which the undersigned is employed or retained by Exelon Corporation or its subsidiary companies, and brief description of nature of services to be rendered in that capacity.

     Attorneys; provide legal counsel and representation in regulatory proceedings before the Federal Energy
     Regulatory Commission.

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

     Salary or other compensation:

                                       Person or company from
Name of     received   to be received  whom received or to
recipient    (a)           (b)         be received
__________  ________   ______________  _______________________

Slover &               See item 5(b)   Kansas City Power &
Loftus                 below           Light Company



     (b) Basis for compensation if other than salary.

     hourly fees and disbursements

6. (to be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or other person in item 2, above, during the calendar year in connection with activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:

     (b) Itemized list of all other expenses:


July 17, 2002                 /s/  Donald G Avery
_____________                 ______________________
     Date                     Donald G Avery